CALEDONIA MINING CORPORATION

SUITE 1201

P O BOX 834

67 YONGE STREET, TORONTO,

SAXONWOLD 2132

ONTARIO, CANADA  M5E IJ8

SOUTH AFRICA

TEL 1 416 369 9835

TEL. 27 11 447 2499

FAX 1 416 369 0449

FAX. 27 11 447 2554

May 17, 2007

United States Securities and Exchange Commission

BY EDGAR

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C., U.S.A.

20549-7010

Dear Sirs:

Re:

Caledonia Mining Corporation (“Caledonia”)

File No. 0-13345

We are submitting herewith an Amended Information Circular dated April 20, 2007, prepared by the Company in relation to its Annual General Meeting to be held May 31, 2007.  After the original Information Circular was published it was discovered that there had been some blanks left in the document omitting certain details.  Accordingly the corrected revised Information Circular is now submitted to you for filing.

The omissions which have now been completed were with respect to the 2006 compensation of Company Officers Stefan Hayden and Steve Curtis, the disclosure that Stefan Hayden held, at December 31, 2006, exercisable options entitling him to purchase up to 4,175,000 shares in the capital of the Company, and that Company Chairman, Rupert Pardoe, also is a Director of Platmin Limited.

Yours truly,

CALEDONIA MINING CORPORATION

“Carl R. Jonsson”

Per:

Carl R. Jonsson, Secretary

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